EXHIBIT 4(e)
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (our “Certificate”), and our Amended and Restated By-Laws (our “By-Laws”), which have been filed with the Securities and Exchange Commission as exhibits to this Annual Report on Form 10-K. The summary below is also qualified by applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

General

Under our Certificate, we have authority to issue up to 200,000,000 shares of common stock, par value $0.01 per share, and up to 1,000,000 shares of preferred stock, par value $0.10 per share. Our common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and is listed on the New York Stock Exchange under the symbol “EME.”

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Our By-Laws provide that, in any uncontested election of directors by stockholders, a nominee for director will be elected if the number of votes properly cast “for” such nominee’s election exceeds the number of votes properly cast “against” or “withheld” from such nominee’s election. In a contested election of directors, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The voting standard for other actions by stockholders is a majority of the votes cast, except where our Certificate or the DGCL prescribe a different percentage of votes and/or a different exercise of voting power.

Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend. The Company is party to a credit agreement that places certain limitations on the payment of dividends on its common stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

The holders of common stock do not have preemptive rights or conversion rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Anti-takeover Effects of the Delaware General Corporation Law and Our Certificate and By-Laws

Our Certificate and our By-Laws contain certain provisions that may discourage, delay or prevent a change in our management or control over us. These provisions, which are summarized below, may discourage certain takeover bids.

Action by Written Consent

The DGCL provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our Certificate provides that any action required or permitted to be taken by our stockholders may only be taken at a duly called annual or special meeting of stockholders, and not by written consent without a meeting.

Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

Our Certificate and By-Laws provide that special meetings of our stockholders may be called by our Board of Directors or by any officer instructed by the Board of Directors to call the meeting. Further, our By-Laws require, unless otherwise provided by the DGCL, our Board of Directors to convene a special meeting upon the written request of stockholders owning at least 25% of our then outstanding common stock.

In addition, our By-Laws set forth advance notice procedures for stockholder proposals and nominations to be brought before an annual meeting of the stockholders. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that might be favored by the holders of a majority of our outstanding voting securities.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. Our Board of Directors may issue shares of preferred stock, in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make more difficult, or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (1) owns 15% or more of a corporation’s voting securities or (2) is an affiliate or associate of a corporation and was the owner of 15% or more of the corporation’s voting securities at any time within the three year period immediately preceding a business combination governed by Section 203. The existence of this provision may have an anti-takeover effect with respect to transactions that our Board of Directors does not approve.